Free Writing Prospectus Dated June 11, 2018 Filed Pursuant to Rule 433 Registration No. 333-225397 Flagstar Bancorp, Inc. (NYSE: FBC) Common Stock Offering (100% Secondary) June 11, 2018

Cautionary statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward- looking statements are based on management’s current expectations and assumptions regarding the Company’s business and performance, the economy and other future conditions, and forecasts of future events, circumstances and results. However, they are not guarantees of future performance and are subject to known and unknown risks, uncertainties, contingencies and other factors. Generally, forward-looking statements are not based on historical facts but instead represent our management’s beliefs regarding future events. Such statements may be identified by words such as believe, expect, anticipate, intend, plan, estimate, may increase, may fluctuate, and similar expressions or future or conditional verbs such as will, should, would and could. Such statements are based on management’s current expectations and are subject to risks, uncertainties and changes in circumstances. Actual results and capital and other financial conditions may differ materially from those included in these statements due to a variety of factors, including without limitation those found in periodic Flagstar reports filed with the U.S. Securities and Exchange Commission, which are available on the Company’s website (flagstar.com) and on the Securities and Exchange Commission's website (sec.gov). Any forward-looking statements made by or on behalf of us speak only as to the date they are made, and we do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements were made, except as required under United States securities laws. In addition to results presented in accordance with GAAP, this presentation includes non-GAAP financial measures. The Company believes these non-GAAP financial measures provide additional information that is useful to investors in helping to understand the capital requirements Flagstar will face in the future and underlying performance and trends of Flagstar. Non-GAAP financial measures have inherent limitations, which are not required to be uniformly applied. Readers should be aware of these limitations and should be cautious with respect to the use of such measures. To compensate for these limitations, we use non-GAAP measures as comparative tools, together with GAAP measures, to assist in the evaluation of our operating performance or financial condition. Also, we ensure that these measures are calculated using the appropriate GAAP or regulatory components in their entirety and that they are computed in a manner intended to facilitate consistent period-to-period comparisons. Flagstar’s method of calculating these non-GAAP measures may differ from methods used by other companies. These non- GAAP measures should not be considered in isolation or as a substitute for those financial measures prepared in accordance with GAAP or in-effect regulatory requirements. Where non-GAAP financial measures are used, the most directly comparable GAAP or regulatory financial measure, as well as the reconciliation to the most directly comparable GAAP or regulatory financial measure, can be found in these conference call slides. Additional discussion of the use of non-GAAP measures can also be found in the Form 8-K Current Report related to this presentation and in periodic Flagstar reports filed with the U.S. Securities and Exchange Commission. These documents can all be found on the Company’s website at flagstar.com. The Company has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that the Company has filed with the Securities and Exchange Commission for more complete information about the Company and this offering. You may get these documents without cost by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting: Sandler O’Neill & Partners, L.P. at toll-free 1-866-805-4128 or by emailing syndicate@sandleroneill.com, or Keefe Bruyette & woods, Inc. at toll-free 1-800-966-1559 or by emailing kbwsyndicatedesk@kbw.com. 2

Offering Summary Issuer • Flagstar Bancorp, Inc. (“Flagstar” or “FBC”) Exchange / Ticker • NYSE / FBC Shares Offered • 8,000,000 shares (100% secondary) Overallotment • 15% of the base deal (100% secondary) Option Use of Proceeds • FBC will not receive any proceeds from this offering Lock-Up • 90 days for Flagstar directors and executive officers and the selling stockholder Underwriters • Sandler O’Neill + Partners, L.P., Keefe, Bruyette & Woods, Inc., A Stifel Company Expected Pricing • June 11, 2018 3

Key investment highlights Flagstar is a national mortgage business and a market leading bank in Michigan Low-risk balance sheet with ~71% of assets in lower risk-content assets Disciplined management team with deep banking experience Diversified revenue stream with Noninterest Income / Operating Revenue of 51% Recently announced and pending accretive acquisition of $2.3 billion in deposits at a cost of 0.04% Source: S&P Global Market Intelligence 4

Company Overview

Flagstar at a glance Corporate Overview • Traded on the NYSE (FBC) • Headquartered in Troy, MI 52 50 42 107 Pending Flagstar Opes Flagstar Acquisition of retail home retail home • Market capitalization $2.0bn Bank (1) Wells Fargo lending lending Branches (4) • Member of the Russell 2000 Index Branches(2) offices(3) offices 99 (1)(2) Branches in Community banking Michigan • Leading Michigan-based bank with a balanced, diversified lending platform • $18.0bn of assets and $12.3bn of deposits • 159 branches • More than 300k household & 17k business relationships Mortgage origination • Leading national originator of residential mortgages ($36.4bn during last twelve months to March 31, 2018) • 92 retail home lending offices operating in 31 states • More than 1,000 correspondent and more than 800 broker relationships Mortgage servicing • 8th largest sub-servicer of mortgage loans Operations center nationwide • Currently servicing approximately 470k loans • Scalable platform with capacity to service 1 mm loans 1) Includes the completed acquisition of 8 Desert Community Bank branches in the High Desert region of San Bernardino County, CA. • Efficiently priced deposits from escrow balances 2) Reflects the pending acquisition of 52 Wells Fargo branches located in Indiana (33), Michigan (14), Wisconsin (4) and Ohio (1). 3) Includes seven home lending offices located in banking branches. 4) Opes has one retail lending office in Honolulu, HI that is not pictured on this map. 6

Strong business model … Originates mortgages in multiple channels on a national scale, which … … Expands our key B2B … Generates capital relationships to develop greater with high ROE fee-based mortgage origination referrals, activity and servicing improving our ability to … relationships, which … … Cross-sell our banking … Leverages our products to deepen our B2B scalable sub-servicing relationships, which … platform, which … … Builds enduring net … Generates stable, lower interest margin driven cost, long-term funding, revenue, allowing us to … which we are able to ... … Deploy excess funding into lending opportunities where we are a lender of choice, which … 7

Strong executive team

Board of Directors
John Lewis
Chairman

Sandro DiNello
President & CEO

- CEO since 5/13
- Over 40 years of banking experience with Flagstar and its predecessors with a strong emphasis on community banking, including the management of retail operations and product strategy

Chief Audit Officer
Brian Dunn

Chief Operating Officer
Lee Smith
- COO since 5/13
- Formerly a partner of MatlinPatterson Global Advisors and a Senior Director at Zolfo Cooper
- Extensive experience in financial management and operations
- Chartered Accountant in England and Wales

Chief Financial Officer
Jim Ciroli
- CFO since 8/14
- More than 30 years of banking and financial services experience with First Niagara, Huntington and KeyCorp

Mortgage Banking
Kristy Fercho
- Appointed President of Mortgage effective 9/17
- Has 15 years experience with Fannie Mae in various executive and leadership roles focused on building banking relationships and growth initiatives

Community Banking
Drew Ottaway
- Executive Vice President, Michigan Market President and Managing Director, Lending
- With Flagstar since 12/15 and has 30 years of banking and commercial lending experience in southeast Michigan with Comerica and NBD

Chief Risk Officer
Steve Figliuolo
- CRO since 6/14
- Over 35 years of financial services experience with Citizens Republic, Fleet Boston Financial, First Union and Chase Manhattan

General Counsel
Patrick McGuirk
- General Counsel since 6/15
- 20 years of legal experience with the FDIC and Sidley Austin LLP

8

Flagstar Bancorp

Strong market position

Market characteristics

Leading position in Michigan

2017 Rank				Deposits ($mm)		% YoY
Overall	MI-based	Institution	Branches	Total	Share	Change
1		Chase	234	$43,668	21%	5%
2		Comerica	197	29,481	14%	14%
3		PNC	117	17,796	8%	11%
4		Bank of America	190	17,425	8%	5%
5		Fifth Third	211	16,954	8%	7%
6		Huntington	316	14,756	7%	8%
7	1	Chemical	206	11,565	6%	6%
8	2	Flagstar[(1)]	113	9,631	5%	3%
9		Citizens	95	5,538	3%	9%
10		TCF	52	3,010	1%	13%
		Top 10	1,731	$169,825	81%	8%

Attractive Midwest markets

	Flagstar Deposits		Deposit	Median	Proj HHI	Proj pop
Market	$mm	% of total	mkt share	HHI[(3)]	growth[(3)(4)]	growth[(3)(4)]
Oakland County[(2)]	3,497	35.6%	6.7%	76,705	11.7%	1.9%
Fort Wayne[(5)]	1,302	13.3%	11.5%	54,542	9.1%	2.8%
Grand Rapids MSA	415	4.2%	2.0%	61,391	10.9%	3.3%
Ann Arbor MSA	351	3.6%	4.0%	69,221	8.9%	3.3%
Key Flagstar markets	5,565	56.7%	6.0%	69,930	10.9%	2.3%
National aggregate				61,045	8.9%	3.5%

Flagstar's branch network



Sault Ste Marie
Sault Ste Marie
Lake Michigan
Lake Huron
Wisconsin
Madison
Milwaukee
Michigan
Grand Rapids
Lansing
Sarnia
Windsor
Chicago
Illinois
Springfield
Indiana
Indianapolis
Ohio
Columbus
Cincinnati

● Existing Flagstar Michigan branches (99)
▲ Wells Fargo branches pending acquisition (52)

Source: S&P Global Market Intelligence; Note: Deposit data as of June 30, 2017 and projections based on 2018 estimates; MI-based banks highlighted.
1) Reflects the pending acquisition of 52 Wells Fargo branches located in Indiana (33), Michigan (14), Wisconsin (4) and Ohio (1).
2) Oakland County data excludes $1.5bn of custodial deposits held at company headquarters.
3) Flagstar Median HHI, projected HHI growth and projected population growth are deposit weighted.
4) 2018–2023 CAGR.
5) Fort Wayne, IN market area includes Forth Wayne, IN Fed District plus the cities of Monticello, Peru, Rochester, Rushville, and Wabash, IN and Van Wert, OH.

Flagstar Bancorp

9

Pending Branch Acquisition Transaction Overview

Transaction summary	• Flagstar is acquiring 52 branches located in Indiana, Michigan, Wisconsin and Ohio from Wells Fargo - Approximately $2.3 billion of deposits at an average cost of 0.04%(1) - 66% of deposits are located in IN (33 branches); 26 branches in Fort Wayne, IN (#1 market share) (2) - 27% are located in the Upper Peninsula of MI (14 branches); #1 market share (2) - 7% are located in WI (4 branches) and OH (1 branch) - Approximately $130 million of loans(1)
Financial consideration	• Effective deposit premium of approximately 7 percent based on balances as of December 31, 2017 • Expected to be accretive to earnings per share in 2019 • Tangible book value payback period of significantly less than 5 years
Other considerations	• Conducted comprehensive due diligence • Transaction is subject to regulatory approval; closing is expected in early fourth quarter 2018 • Intend to keep all branches and retain all employees • Target an 8 - 9 percent Tier 1 leverage ratio at close. Any capital needed is expected to be met through a combination of earnings retention and balance sheet management

(1) As of December 31, 2017.
(2) Source: FDIC Summary of Deposits as of June 30, 2017; acquired branch data as of December 31, 2017; Fort Wayne, IN market area includes Forth Wayne, IN Fed District plus the cities of Monticello, Peru, Rochester, Rushville, and Wabash, IN and Van Wert, OH; Upper Peninsula of MI market area includes the counties of Delta, Dickinson, Gogebic, Houghton, Iron, Marquette, and Menominee, MI.

10

Flagstar Bancorp

Pending Branch Acquisition Strategic rationale

Builds Midwest footprint	• Improves ability to increase presence in well-known Midwest market - #1 market share in Fort Wayne, IN and Upper Peninsula of MI markets(1) • Adds nearly 200,000 new customers/relationships; more than doubles customer base • Completion of the proposed Wells Fargo branch acquisition together with the recently completed DCB branch acquisition will significantly expand branch network in short time
Enhances franchise value	• Transformational banking transaction • Moves funding from wholesale borrowings to core deposits, reducing rate sensitivity of funding base - Interest-bearing demand deposits increase to 12 percent of total deposits - Total funding cost drops 21 basis points(2)
Transforms funding source	• Transaction provides low-cost, stable funding • At closing, liquidity will be used to repay short-term FHLB advances - Wholesale funding ratio falls 13 percentage points to 23 percent(3) - HFI loan-to-deposit ratio declines 18 percentage points to 66 percent(4) • Longer-term, larger branch network expands access to core deposits and other business opportunities

(1) Source: FDIC Summary of Deposits as of June 30, 2017; acquired branch data as of December 31, 2017; Fort Wayne, IN market area includes Forth Wayne, IN Fed District plus the cities of Monticello, Peru, Rochester, Rushville, and Wabash, IN and Van Wert, OH; Upper Peninsula of MI market area includes the counties of Delta, Dickinson, Gogebic, Houghton, Iron, Marquette, and Menominee, MI.
(2) Pro-forma as of March 31, 2018. Total funding cost is interest expense on interest-bearing liabilities divided by average funding liabilities (interest-bearing liabilities plus noninterest-bearing deposits).
(3) Pro-forma as of March 31, 2018. Wholesale funding ratio is average wholesale funding (wholesale deposits plus FHLB advances) divided by average funding liabilities.
(4) Pro-forma as of March 31, 2018. HFI loan-to-deposit ratio is average HFI loans (excluding warehouse loans) divided by total average deposits (excluding company-controlled deposits).

11

Flagstar Bancorp

Pending Branch Acquisition Key Model Assumptions Expected to be accretive to EPS • Estimated transaction closing in October 2018 • Approximately 17% deposit run-off assumed, all occurring post-closing - Assumption informed by the deposit run-off in the Old National Bancorp / Bank of America and Huntington Bancshares Incorporated /Bank of America branch acquisitions • Transaction proceeds assumed fully deployed within 1.5 years of closing • At closing, most of the deposits are used to reduce outstanding FHLB borrowings Key Model Assumptions • One-third of the purchase price is allocated to core deposit intangible (“CDI”) with the remainder allocated to goodwill - CDI is amortized sum-of-the-years method over eight years - No deferred tax liability associated with the CDI due to this being an asset purchase • Branch costs are ~$600,000 per year, net of fee income, while back office costs increase ~$6 million to support the additional volume • Changes in interest rates are based on the implied forward rates at the time of the announcement 12

Current and Pro Forma Ownership ● As a result of the proposed secondary offering of 8,000,000 shares, MP Thrift Investments L.P. will reduce its ownership by ~14% to ~48% ownership interest in Flagstar Current Ownership Pro Forma Ownership ¹ MP Thrift Investments L.P. 48% Other Holders 38% Other Holders MP Thrift 52% Investments L.P. 62% Source: S&P Global Market Intelligence 1) Pro forma ownership based on MP Thrift Investments L.P. selling 8,000,000 shares in the proposed secondary offering 13

Strong growth opportunities Grow community banking Expand mortgage business • Opportunistic team lift outs • Recruit experienced talent to increase share of origination market • Grow national lending platforms(1) - Distributed and direct-to-consumer retail - Expand warehouse lending (375bp spread) - TPO account executives - Grow home builder finance (475bp spread) • Grow servicing operations Build - Build MSR lending (425bp spread; LTVs<60%) - Acquire new sub-servicing relationships • Cultivate middle-market and business banking relationships - Cross-sell additional revenue capabilities • Add specialty lending disciplines and teams 1) Indicated spreads are targets and may not be reflective of actual spreads. 14

Financial and Business Overview

Q1 Financial highlights

Strong relationship-based business model	• Net income of $35 million, or $0.60 per diluted share, in 1Q18 - Increased HELOC, CRE and C&I loans - Mortgage revenues down on seasonal decline in originations and margin compression from competitive market - Mortgage Servicing gained scale from sales of MSRs (subservicing retained)
Profitability	• 2018 Q1 Profitability Metrics: - ROAA of 0.82% - ROAE of 9.94% - Noninterest Income / Operating Revenue of 51.15%
Grow community banking	• Net interest income of $106 million, reflecting two fewer days in quarter - Average earning assets unchanged; earning assets at quarter-end of $16 billion - Net interest margin stable; booking attractive spread assets while managing deposit costs - Acquisitions late in the quarter will provide immediate benefits
Seasonally lower mortgage revenues	• Mortgage revenue(1) down $11 million; lower net gain on loan sales partially offset by higher net return on MSRs - Net gain on loan sales fell $19 million, reflecting lower FOAL (down 11%) and GOS margin (down 14 basis points) - Net return on MSRs 5 percent after transaction costs of $2 million from MSR sales in 1Q18
Strong asset quality	• Negligible net charge-offs • Nonperforming loan ratio fell to 0.35 percent; early stage consumer delinquencies low; no commercial loan delinquencies over 30 days • Allowance for loan losses covered 1.7 percent of loans HFI
Robust capital position	• Capital remained strong with regulatory capital ratios well above current "well capitalized" guidelines - Tier 1 leverage at 8.7 percent with nearly 50 basis points of trapped capital in MSRs and DTAs - Tier 1 leverage has approximately 370 basis point buffer to "well-capitalized" minimums that would grow to approximately 420 basis points under the Capital Simplification proposal

1) Mortgage revenue is defined as net gain on loan sales HFS plus the net return on the MSRs.

16

Flagstar Bancorp

Quarterly income comparison

$mm

	1Q18	4Q17	$ Variance	% Variance
Net interest income	A $106	$107	($1)	(1%)
Provision for loan losses ("PLL")	-	2	(2)	(100%)
Net interest income after PLL	106	105	1	1%
Net gain on loan sales	60	79	(19)	(24%)
Loan fees and charges	20	24	(4)	(17%)
Loan administration income	5	5	-	-
Net return on mortgage servicing rights	4	(4)	8	N/M
Representation and warranty benefit	2	2	-	-
Other noninterest income	20	18	2	11%
Total noninterest income	B 111	124	(13)	(10%)
Compensation and benefits	80	80	-	-
Commissions and loan processing expense	32	39	(7)	(18%)
Other noninterest expenses	61	59	2	3%
Total noninterest expense	C 173	178	(5)	(3%)
Income before income taxes	44	51	(7)	(14%)
Provision for income taxes	9	16 (1)	(7)	(44%)
Net income	$35	$35 (1)	-	-
Diluted income per share	$0.60	$0.60 (1)	-	-
Profitability				
Net interest margin	2.76%	2.76%	0 bps	
Total revenues	$217	$231	($14)	(6%)
Net gain on loan sales / total revenue	28%	34%	(600 bps)	
Mortgage rate lock commitments, fallout	$7,722	$8,631	($909)	(11%)
Mortgage closings	$7,886	$9,749	($1,863)	(19%)
Net gain on loan sale margin, HFS	0.77%	0.91%	(14 bps)	

Observations

A Net interest income

- Net interest income declined $1mm
- Average earning assets steady at $15.4bn
  - Net interest margin stable at 2.76%
  - Deposits grew 3%

B Noninterest income

- Noninterest income fell $13mm
  - Net gain on loan sales down $19mm due to seasonal decline in mortgage originations and margin compression from competitive market
  - Net return on MSRs improved $8mm

C Noninterest expense

- Noninterest expense decreased $5mm or 3%
  - Commissions and loan processing expense declined $7mm on lower mortgage closings
  - Compensation and benefits steady at $80mm
  - Merger expenses of $1mm

1) Non-GAAP number. Number shown excludes non-cash charge of $80 million, or $1.37 per diluted share, resulting from Tax Cuts and Jobs Act. Please see reconciliation on page 39.
N/M – not meaningful

17

Flagstar Bancorp

Balance sheet composition 1Q18 average balance sheet (%) 1% Cash 19% Agency MBS ~71% of assets are in 46% Deposits excluding lower risk-content 59% 22% custodial deposits assets: cash, marketable Deposits excluding Mortgage loans securities, warehouse custodial deposits held-for-investment (“CCD”) loans, loans held-for-sale and freshly-originated, high-FICO conforming 9% mortgages underwritten 25% Custodial deposits by Flagstar Loans held-for-sale 9% Custodial deposits 31% 5% Warehouse loans Attractive relationship FHLB borrowings lending with no loans >30 19% days delinquent and still FHLB borrowings accruing 18% Commercial loans 3% Other long-term debt 3% Other long-term debt 2% MSR 3% Other liabilities 3% Other liabilities Primarily low risk, stable 8% 8% Common equity assets (FHLB stock, BOLI, Other assets 8% Common equity premises & equipment, deferred tax asset, etc.) Assets Liabilities & Equity Pro forma Liabilities & Equity Note: Pro forma liabilities and equity reflect the pending acquisition of 52 Wells Fargo branches. 18

Average balance sheet highlights

1Q18 ($mm)

	Average Balance Sheet		
		Incr (Decr)[1]	
	$	$	%
Loans held-for-sale	$4,231	($306)	(7%)
Consumer loans[2]	3,468	214	7%
Commercial loans[2]	4,019	(22)	(1%)
Total loans held-for-investment	7,487	192	3%
Other earning assets[3]	3,636	89	3%
Interest-earning assets	$15,354	($25)	(0%)
Other assets	1,736	(36)	(2%)
Total assets	$17,090	($61)	(0%)
Deposits	$9,371	$287	3%
Short-term FHLB advances & other	4,032	(297)	(7%)
Long-term FHLB advances	1,290	(11)	(1%)
Other long-term debt	494	-	0%
Other liabilities	489	43	10%
Total liabilities	$15,676	$22	0%
Stockholders' equity	1,414	(83)	(6%)
Total liabilities and stockholders' equity	$17,090	($61)	(0%)
Tangible book value per common share[4]	$23.62	($0.42)	(2%)

Note: Not pro forma for the recently announced and pending acquisition of 52 Wells Fargo branches
1) Measured vs. the prior quarter.
2) Consumer loans include first and second mortgages, HELOC and other loans; commercial loans include commercial real estate, commercial & industrial and warehouse loans.
3) Other earning assets include interest earning deposits, investment securities and loans with government guarantees.
4) Tangible book value per common share references a non-GAAP number. Please see reconciliation on page 39.

Observations

Interest-earning assets

- Average loans held-for-investment increased $192mm, or 3%
  - Higher consumer, CRE and C&I loans offset decline in loans HFS and warehouse loans from seasonal drop in mortgage closings
  - Acquisitions late in quarter to provide immediate NII growth

Interest-bearing liabilities

- Average deposits increased $287mm, or 3%
- Government deposits rose $151mm, or 15%
- Retail deposits grew $109mm, or 2%, with mix shift from retail savings to retail CDs
  - Deposit costs well managed despite slight duration extension from higher CD mix

Equity[4]

- Tangible common equity to asset ratio of 7.7%
- FBC closing share price of $33.61 on April 23, 2018 is 142% of tangible book value per share

19

Flagstar Bancorp

Higher net interest income is stabilizing earnings ● Sold lower performing assets and re-deployed capital into higher spread commercial loans ● Transition to more stable net interest income Average earning assets and net interest income Net interest income ($mm) Average earning assets ($bn) CAGR 19% $15.4 $15.4 $14.7 $14.0 CAGR 19% $12.8 $107 $106 $12.3 $12.3 $103 $11.9 $11.6 $97 $11.2 $10.7 $87 $10.4 $83 $79 $80 $9.4 $76 $77 $8.7 $73 $73 $65 $61 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 20

Lending Portfolio and strategy overview Total average loans ($bn) Loans HFS Loans HFI Loans with government guarantees $12.1 $11.6 $12.0 $10.8 • Flagstar’s largest category of earning assets consists $9.2 of loans held-for-investment which averaged $7.5bn 6.8 7.3 7.5 during 1Q18 6.2 – Loans to consumers consist of residential first and 5.6 second mortgage loans, HELOC and other 4.3 4.5 4.5 – C&I / CRE lending is an important growth strategy, 3.3 4.2 offering risk diversification and asset sensitivity 1Q17 2Q17 3Q17 4Q17 1Q18 – Warehouse lending to both originators that sell to Flagstar and those who sell to other investors 1Q18 average loans • Flagstar maintains a balance of mortgage loans held- 1st Mortgage for-sale which averaged $4.2bn during 1Q18 HFI, 23% – Essentially all of our mortgage loans originated are 1st Mortgage sold into the secondary market HFS, 35% 2nds, HELOC – Flagstar has the option to direct a portion of the & other, 6% mortgage loans it originates to its own balance sheet Warehouse, 7% Loans with government guarantees, CRE and C&I, 2% 27% Note: Not pro forma for the recently announced and pending acquisition of 52 Wells Fargo branches 21

Community banking Average commercial loans ($bn) Quarter-end commercial loan commitments ($bn) Commercial and Industrial Commercial Real Estate Warehouse Commercial and Industrial Commercial Real Estate Warehouse $9.1 $4.0 $4.0 $3.7 $7.6 $3.3 0.8 $7.2 1.0 $6.6 $2.8 1.0 $6.0 4.3 0.9 2.7 2.8 0.7 2.6 2.0 2.4 1.6 1.9 1.5 1.3 2.7 2.9 2.9 2.2 2.3 0.9 1.1 1.1 1.2 0.8 1.4 1.7 1.8 1.9 1.9 1Q17 2Q17 3Q17 4Q17 1Q18 3/31/2017 6/30/2017 9/30/2017 12/31/2017 3/31/2018 Average consumer loans ($bn) Average deposit funding(1) ($bn) (2) Residential First Mortgages Other Consumer Loans Retail Government Custodial deposits $3.5 $9.1 $9.4 $3.3 $8.8 $8.7 $9.0 $3.0 $3.1 $2.9 0.7 1.6 1.5 0.6 1.4 1.4 1.5 0.5 1.1 0.5 0.5 1.0 0.9 0.9 1.0 2.7 2.8 2.4 2.5 2.6 6.4 6.5 6.6 6.5 6.8 1Q17 2Q17 3Q17 4Q17 1Q18 1Q17 2Q17 3Q17 4Q17 1Q18 Note: Not pro forma for the recently announced and pending acquisition of 52 Wells Fargo branches 1) Includes custodial deposits which are included as part of mortgage servicing. 2) Includes brokered certificates of deposits. 22

Commercial lending

Diversified relationship-based commercial lending capabilities

Overview

Warehouse	• Warehouse lines with approximately 275 active relationships nationwide, of which approximately 85% sell a portion of their loans to Flagstar • Collateralized by mortgage loans being funded which are paid off once the loan is sold
Commercial Real Estate	• Diversified property types which are primarily income-producing in the normal course of business • Focused on experienced top-tier developers with significant deposit and non-credit product opportunities
Commercial & Industrial	• Lines of credit and term loans for working capital needs, equipment purchases, and expansion projects • Primarily Michigan based relationships or relationships with national finance companies

Warehouse - $1.4bn (3/31/18)

% Advances sold to Flagstar



~130 borrowers sell >75%
~95 borrowers sell <25%
~50 borrowers sell 25% - 75%

Average 32% advances sold to Flagstar

Commercial Real Estate - $2.0bn (3/31/18)

Property type



Retail 15%
Office 10%
Industrial 11%
Hospitality 6%
Other 11%
Multi-family 20%
Home builder finance 27%

17% owner occupied

Commercial & Industrial - $1.2bn (3/31/18)

Industry



Manufacturing 16%
Healthcare 9%
Services 26%
Distribution 8%
Government & education 6%
Financial, insurance & real estate 33%
Other 2%

44% Michigan relationships; 20% National finance; 9% Home builder finance

Note: Not pro forma for the recently announced and pending acquisition of 52 Wells Fargo branches

23

Flagstar Bancorp

Warehouse lending ● National relationship-based lending platform ● Attractive asset class with good spreads and low credit risk ● Strong growth potential and scalable platform ● Flagstar is well positioned to gain market share, leveraging relationships in complementary lines of business, including home builder finance and mortgage originations Warehouse lenders ranked by commitments ($mm) FBC warehouse loan commitments ($mm) YOY 4Q17 Outstandings Unfunded Commitments Rank Institution Growth Total Share $4.3 1 JPMorgan Chase 33% $12,000 18% 2 Wells Fargo 2% 5,900 9% 3 Texas Capital 18% 5,308 8% (1) $2.8 4 Flagstar Bancorp -9% 5,018 7% $2.6 $2.7 2.9 $2.4 5 BB&T 5% 3,770 6% 6 TIAA FSB (Everbank) -10% 3,700 6% 1.7 1.2 1.4 1.5 7 Comerica -19% 3,536 5% 8 Customers Bank 1% 3,475 5% 1.4 9 First Tennessee -4% 3,130 5% 1.2 1.2 1.2 1.1 10 U.S. Bancorp 5% 2,638 4% Top 10 5% $48,475 72% 3/31/17 6/30/17 9/30/17 12/31/2017 3/31/2018 1) Proforma - includes Santander warehouse commitments which were acquired 3/12/2018. Note: Not pro forma for the recently announced and pending acquisition of 52 Wells Fargo branches Source: Inside Mortgage Finance as of March 2, 2018. 24

Home builder finance Overview Tightening housing supply(1) ● National relationship-based lending platform launched in 1Q16 Existing home sales (mm) Months supply of existing homes for sale (left axis) (right axis) - Attractive asset class with good spreads (~475bps) 8 12 - Meaningful cross-sell opportunities including warehouse loans, 7 commercial deposits and purchase originations 10 6 ● Flagstar is well positioned to gain market share given builder and 8 5 mortgage relationships 4 6 - Focused on markets with strong housing fundamentals and 3 higher growth potential 4 - We currently have relationships with 6 of the top 10 and 44 of 2 2 the top 100 builders nationwide 1 - We are well positioned to take advantage of supply/demand 0 0 imbalance in housing market 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 1) Source: Bloomberg (through 2/28/18) Home builder finance footprint Home builder loan commitments(2) ($mm) Unpaid principal balance Unused $1,421 $1,266 $1,178 $978 $567 $765 $768 $559 $484 $403 $619 $699 $656 $494 $365 Primary markets Secondary markets 3/31/17 6/30/17 9/30/17 12/31/2017 3/31/2018 2) Commitments are for loans classified as commercial real estate and commercial & industrial. 25

National mortgage originations distribution through multiple channels Residential mortgage originations by channel ($bn) Correspondent Broker Retail $7.3 $7.0 $7.0 $5.8 $4.5 $1.4 $1.3 $1.2 $1.1 $1.3 $1.2 $1.0 $0.8 $1.0 $0.4 1Q17 2Q17 3Q17 4Q17 1Q18 1Q17 2Q17 3Q17 4Q17 1Q18 1Q17 2Q17 3Q17 4Q17 1Q18 (1) • 4.7% market share with #5 national ranking(1) • 2.5% market share with #8 national ranking • Retail distribution share of 12% in 1Q18 vs. 7% in 1Q17 • More than 1,000 correspondent partners in 50 • Approximately 800 brokerage relationships in states in 1Q18 • Opes acquisition (closed on May 15, 2017) and 50 states in 1Q18 organic growth has expanded our retail • Top 10 relationships account for 14% of overall footprint to 92 locations in 31 states correspondent volume • Top 10 relationships account for 15% of overall • Warehouse lines with approximately 280 brokerage volume • Direct-to-consumer is 13% of retail volume correspondent relationships 1) Data source: As reported by Inside Mortgage Finance for 1Q18 published May 25, 2018. 26

Mortgage originations Closings by purpose ($bn) Fallout-adjusted locks ($bn) Purchase originations Refinance originations $9.0 $8.9 $8.6 $9.7 $9.2 $9.6 $7.7 $7.9 $6.0 3.7 4.1 4.4 $5.9 3.4 2.8 5.5 5.5 5.3 4.5 3.1 1Q17 2Q17 3Q17 4Q17 1Q18 1Q17 2Q17 3Q17 4Q17 1Q18 Purchase 54% 58% 55% 54% 59% Mix % Closings by mortgage type ($bn) Net gain on loan sales – revenue and margin Conventional Government Jumbo Gain on loan sale Gain on sale margin (HFS) $9.6 $9.7 $79 $9.2 $75 2.5 $7.9 $66 2.2 2.9 $60 $5.9 1.9 $48 2.3 2.4 2.2 0.91% 1.2 2.1 0.84% 0.77% 1.7 0.73% 4.9 0.80% 4.6 4.5 3.9 3.0 1Q17 2Q17 3Q17 4Q17 1Q18 1Q17 2Q17 3Q17 4Q17 1Q18 27

Flagstar has restructured its operations to be profitable even at historical lows for the mortgage origination market

U.S. residential mortgage origination market (historical and projected volumes)



$ in trillions
1.3
1.9
2.1
1.5
1.2
1.4
1.5
2.9
2.3
1.8
3.5
4.3
5.6
3.9
4.1
3.5
3.0
1.9
2.4
2.0
1.6
2.2
2.0
1.3
1.7
2.1
1.8
1.7
1.7

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018F	2019F
Nominal ($)	0.6	0.9	1.0	0.8	0.6	0.8	0.8	1.7	1.4	1.1	2.2	2.9	3.8	2.8	3.0	2.7	2.4	1.5	2.0	1.7	1.4	2.0	1.8	1.3	1.7	2.1	1.8	1.7	1.7
Real[1] ($)	1.0	1.6	1.7	1.3	1.0	1.2	1.3	2.5	2.0	1.6	3.1	3.9	5.1	3.6	3.8	3.3	2.8	1.8	2.3	1.9	1.6	2.2	2.0	1.3	1.7	2.1	1.8	1.7	1.7
Adjusted[2] ($)	1.3	1.9	2.1	1.5	1.2	1.4	1.5	2.9	2.3	1.8	3.5	4.3	5.6	3.9	4.1	3.5	3.0	1.9	2.4	2.0	1.6	2.2	2.0	1.3	1.7	2.1	1.8	1.7	1.7

Source: Mortgage Bankers Association for actual periods and a blended average of forecast by Fannie Mae, Freddie Mac and Mortgage Bankers Association.
1. Adjusted for historical inflation as reported by Bureau of Labor Statistics (2017 = 100).
2. Adjusted for population growth as reported by the U.S. Census Bureau (2016 = 100).

28

Flagstar Bancorp

Mortgage servicing MSR portfolio at 3/31/18 Quarter-end loans serviced (000’s) (Fair value of $239mm on $18.8bn UPB) Serviced for Others Subserviced for Others Flagstar Loans HFI By Vintage by Investor Private 470 442 2016 4% 415 32 393 402 29 4% 31 GNM 34 31 2017 A 69% 46% 310 361 242 297 305 Freddie 25% 2018 Fannie 117 19% 2015 25% 66 87 103 77 & prior 3/31/2017 6/30/2017 9/30/2017 12/31/2017 3/31/2018 8% Average custodial deposits ($bn) MSR / regulatory capital (Bancorp) MSR to Tier 1 Common MSR to Tier 1 Capital $1.6 $1.5 $1.5 $1.4 $1.4 28% 24% 20% 19% 23% 15% 21% 17% 16% 13% 1Q17 2Q17 3Q17 4Q17 1Q18 3/31/2017 6/30/17 9/30/17 12/31/17 3/31/2018 29

Asset quality Performing TDRs and NPLs ($mm) Net charge-offs ($mm) Peforming TDRs NPLs $4 $77 $78 $76 $76 $72 28 29 $2 $2 30 31 29 $1 48 46 46 43 49 $0 3/31/2017 6/30/2017 9/30/2017 12/31/2017 3/31/2018 1Q17 2Q17 3Q17 4Q17 1Q18 Allowance coverage(1) (% of loans HFI) Representation & warranty reserve ($mm) Total Consumer Commercial Reserve Repurchase pipeline $23 2.9% $20 2.5% $16 2.4% 2.3% $15 2.1% 2.0% 2.0% $13 2.0% 1.8% 1.9% 1.7% 1.7% $6 $6 1.7% 1.6% $5 1.5% $4 $3 3/31/2017 6/30/2017 9/30/2017 12/31/2017 3/31/2018 3/31/2017 6/30/2017 9/30/2017 12/31/2017 3/31/2018 1) Excludes loans carried under the fair value option and loans with government guarantees. 30

Deposits Portfolio and strategy overview Total average deposits ($bn) (2) Retail deposits Other deposits $9.4 $8.8 $8.7 $9.0 $9.1 2.6 • Flagstar gathers deposits from consumers, 2.4 2.2 2.5 2.6 businesses and select governmental entities – Traditionally, CDs and savings accounts 6.4 6.5 6.5 6.5 6.8 represented the bulk of our branch-based retail depository relationships – Today, we are focused on growing DDA 1Q17 2Q17 3Q17 4Q17 1Q18 balances with consumer, business banking and 1Q18 total average deposits commercial relationships Government, DDA, – We additionally maintain depository 12% 14% relationships in connection with our mortgage Custodial, origination and servicing businesses, and with 16% Michigan governmental entities 72% retail – Cost of total deposits equal to 0.73%(1) CD(2), 19% Savings, 37% MMDA, 2% Total : $9.4bn 0.73% cost of total deposits(1) Note: Not pro forma for the recently announced and pending acquisition of 52 Wells Fargo branches 1) Total deposits include noninterest bearing deposits. 2) Includes brokered CDs 31

Improved deposit mix – Pro Forma for Pending Branch Acquisition Pro forma total deposits ($mm) Interest-bearing Interest-bearing demand demand 8% 12% Interest- bearing demand Noninterest- Savings / 25% Savings / Noninterest- Savings / bearing MMDA MMDA bearing MMDA 24% 45% 49% 23% 45% Noninterest- bearing Certificates 20% Certificates of deposit of deposit 23% 20% Certificates of deposit 6% Flagstar(1) Wells Fargo(2) Pro forma $ bps $ bps $ bps Noninterest-bearing(3) $2,213 0.00% $454 0.00% $2,667 0.00% Interest-bearing demand 789 0.35% 565 0.03% 1,354 0.22% Savings / MMDA 4,178 0.83% 1,134 0.04% 5,312 0.66% Certificates of deposit(4) 2,191 1.44% 128 0.26% 2,319 1.37% (5) Total deposits $9,371 0.73% $2,280 0.04% $11,651 0.60% (1) Average balances for the quarter ended March 31, 2018. (2) Acquired branch data as of December 31, 2017. (3) Includes noninterest-bearing custodial deposits from mortgage servicing business. (4) Includes wholesale deposits. (5) Full impact of Desert Community Bank branch acquisition would reduce total pro forma deposit cost by 2 bps to 0.58%. 32

Deposit growth opportunities Core Deposits Other Deposits Retail Government • Average balance of $6.3bn during 1Q18 of which 60% • Average balance of $1.1bn during 1Q18 are demand & savings accounts • Cost of total government deposits: 1.01%(2) during • Cost of total core deposits(1): 0.85%(2) during 1Q18 1Q18 • Average core deposits of $63mm per branch • Michigan deposits are not required to be collateralized • Flagstar’s brand campaign is helping grow its core • Strong, long-term relationships across the state deposit base Commercial Custodial • Average balance of $0.5bn during 1Q18 • Average balance of $1.5bn during 1Q18 on 470k loans serviced and subserviced • Flagstar is focused on growing commercial deposits • Efficiently priced deposits - Increasing balances with growing lines of business, including home builder finance • Deposit balances increase along with the number of loans serviced and subserviced • Offer complete line of treasury management services Note: Not pro forma for the recently announced and pending acquisition of 52 Wells Fargo branches 1) Core deposits = total deposits excluding government deposits and custodial deposits. 2) Total deposits include noninterest bearing deposits. 33

Liquidity and funding HFI loan-to-deposit ratio(1) Commentary 84% ■ Flagstar has invested significantly in building its Community Bank, which 66% provides attractive core deposit funding for its balance sheet ■ These retail deposits are supplemented by custodial deposits from the servicing business 1Q18 Pro Forma ³ ■ Much of the remainder of Flagstar’s balance sheet is self- (2) Liquidity ratio funding given it is eligible collateral for FHLB advances Cash & investment securities FHLB borrowing capacity (which provides significant liquidity capacity) 35% ■ Pro forma HFI loan-to-deposit 25% ratio(1) declines 18 percentage 19% points to 66 percent 8% ■ Pro forma liquidity ratio(2) at 17% 16% March 31, 2018 increases 10 percentage points to 35 percent 3/31/18 Pro Forma ³ 1) HFI loan-to-deposit ratio is total average loans HFI (excluding warehouse loans) expressed as a percentage of total average deposits (excluding custodial deposits). 2) Cash, investment securities and FHLB borrowing capacity expressed as a percentage of total assets. 3) Pro-forma as of March 31, 2018 for the pending acquisition of 52 Wells Fargo branches. 34

Capital position

Flagstar Bancorp Capital Ratios



Balance sheet impact(1)
Impact from 2018 acquisitions
Proforma ratio under Capital Simplification proposal(2)
Net earnings contribution
Change in MSR balance
Tier 1 Leverage
9.2%
8.5%
-32bps
+2bps
+23bps
+28bps
9.2%
8.7%
Well Capitalized 5.0%
12/31/2017
3/31/2018
Total Risk Based Capital
15.2%
14.9%
-149bps
+35bps
+38bps
14.2%
14.1%
Well Capitalized 10.0%
12/31/2017
3/31/2018

Note: Capital ratios are not pro forma for the recently announced and pending acquisition of 52 Wells Fargo branches
1) Change from 12/31/17 to 3/31/18 includes insignificant impact resulting from 2018 phase-in under Basel III.

Observations 1Q18

	Tier 1 Leverage	CET-1 to RWA	Tier 1 to RWA	Total RBC to RWA
1Q18 Actual	8.7%	10.8%	12.9%	14.1%
4Q17 Actual	8.5%	11.5%	13.6%	14.9%

- Tier 1 leverage ratio ended quarter at 8.7% (372bp stress buffer above "well capitalized")
  - Increase led by earnings retention (28bps) and MSR sales (23bps), partially offset by acquisition of DCB branches and Santander mortgage warehouse business (32bps)
  - Target range of 8-9%
- Closely monitoring total risk-based capital ratio due to increase in risk weights and continued growth in commercial loans
  - Ended quarter at 14.1% (414bp stress buffer above "well capitalized")
- Capital Simplification proposal would increase Tier 1 leverage ratio ~50 bps(2) and total risk-based capital ratio by ~10 bps(2) to support balance sheet growth
- Flagstar will generate capital at pre-tax rate as it utilizes its NOL-related DTAs
  - $66mm of NOL-related DTAs (39bps of Tier 1 leverage)

2) Non-GAAP number. Please see reconciliation on page 39.

35

Flagstar Bancorp

Capital build through branch acquisition close Flagstar does not anticipate needing to raise regulatory capital as a result of the branch acquisition • Potential capital addition due to the pending Basel capital simplification: - At March 31, 2018, there were $85 million of MSRs deducted from equity to determine Tier 1 Capital. We expect that the “Capital Simplification” rules that have been proposed by the banking regulators will pass prior to the closing of this transaction, which will increase Flagstar’s Tier 1 capital by $85 million. If this does not happen, we may sell MSRs to reduce the deduction from capital. • Balance sheet management: - In connection with the transaction, Flagstar has terminated certain interest rate swaps that were hedging variable rate, long-term FHLB advances. The gain from this termination, along with prior hedging results, results in a pre-tax net unrealized gain of $29 million. Upon closing, Flagstar intends to repay the long-term FHLB advances and trigger the recognition of approximately $28 million of this unrealized gain. • Earnings retention: - Based on First Call consensus estimates, as much as $145 million is expected to be earned by the company through the end of the fourth quarter 2018. 36

Key investment highlights Flagstar is a national mortgage business and a market leading bank in Michigan Low-risk balance sheet with ~71% of assets in lower risk-content assets Disciplined management team with deep banking experience Diversified revenue stream with Noninterest Income / Operating Revenue of 51% Recently announced and pending accretive acquisition of $2.3 billion in deposits at a cost of 0.04% Source: S&P Global Market Intelligence 37

Appendix

Non-GAAP reconciliation $mm 3 Months Ended Adjusted Net Income and Diluted Earnings per Share 12/31/2017 Net Income $ (45) Adjustment to remove tax reform charge (1) 80 Adjusted Net Income $ 35 Weighted average diluted common shares 58,311,881 Adjusted Diluted Earnings per Share $ 0.60 Tangible Book Value per Share as of 3/31/2018 as of 12/31/2017 Total stockholders' equity $ 1,427 $ 1,399 Goodwill and intangible assets 72 21 Tangible book value $ 1,355 $ 1,378 Number of common shares oustanding 57,399,993 57,321,228 Tangible book value per share $ 23.62 $ 24.04 Tier 1 Leverage (to Adjusted Tangible Total Risk-Based Capital March 31, 2018 Assets) (to Risk Weighted Assets) Regulatory capital - Basel III to capital simplification Basel III $ 1,475 $ 1,61 Net change in deductions to DTAs, MSRs and other capital components 86 8 Basel III with capital simplification $ 1,561 $ 1,70 Risk-weighted assets – Basel III to capital simplification Basel III assets $ 16,918 $ 11,44 Net change in assets 85 52 Basel III with capital simplification $ 17,003 $ 11,96 Capital ratios Basel III (transitional) 8.7% 14.1% Basel III with capital simplification 9.2% 14.2% 1) Reflects the 4Q17 non-cash charge resulting from Tax Cuts and Jobs Act. 39

Historical Income Statement

(Dollar Values in Millions, Except Per Share Amounts)		*For the Year Ended,*			*For the Quarter Ended,*
	2014	2015	2016	2017	2018 FQ1
Interest Income					
Loans	$246	$295	$348	$446	$130
Investment securities	39	59	68	80	22
Interest-earning deposits and other	1	1	1	1	--
Total interest income	$286	$355	$417	$527	$152
Interest Expense					
Deposits	30	42	46	52	17
Short-term Federal Home Loan Bank advances	--	1	5	36	15
Long-term Federal Home Loan Bank advances	2	18	27	24	7
Other long-term debt	7	7	16	25	7
Total interest expense	$39	$68	$94	$137	$46
Net interest income	**$247**	**$287**	**$323**	**$390**	**$106**
Provision for loan losses	132	(19)	(8)	6	--
Net interest income after provision for loan losses	$115	$306	$331	$384	$106
Noninterest Income					
Net gain on loan sales	206	288	316	268	60
Loan fees and charges	73	67	76	82	20
Deposit fees and charges	22	25	22	18	5
Loan administration income	24	26	18	21	5
Net return on mortgage servicing rights	24	28	(26)	22	4
Net (loss) gain on sale of assets	12	--	--	--	--
Representation and warranty benefit	(10)	19	19	13	2
Other noninterest income	21	17	62	46	15
Total noninterest income	$372	$470	$487	$470	$111
Noninterest Expense					
Compensation and benefits	233	237	269	299	80
Commissions	35	39	55	72	18
Occupancy and equipment	80	81	85	103	30
Asset resolution	57	--	--	--	--
Loan processing expense	37	52	55	57	14
Legal and professional expense	51	36	29	30	6
Other noninterest expense	97	91	67	82	25
Total noninterest expense	$590	$536	$560	$643	$173
Income before income taxes	**($103)**	**$240**	**$258**	**$211**	**$44**
Provision for income taxes	(34)	82	87	148	9
Net income	($69)	$158	$171	$63	$35
Preferred stock dividend/accretion	(1)	--	--	--	--
Net income (loss) from continuing operations	(70)	--	--	--	--
Net income per share					
Basic (actual)	**($1.72)**	**$2.27**	**$2.71**	**$1.11**	**$0.61**
Diluted (actual)	**($1.72)**	**$2.24**	**$2.66**	**$1.09**	**$0.60**
Weighted average shares outstanding					
Basic (actual)	56,246,528	56,426,977	56,569,307	57,093,868	57,356,654
Diluted (actual)	56,246,528	57,164,523	57,597,667	58,178,343	58,314,385

Flagstar Bancorp

40

Historical Balance Sheet

(Dollar Values in Millions, Except Per Share Amounts)	For the Year Ended,				For the Quarter Ended,
	2014	2015	2016	2017	2018 FQ1
Assets					
Cash	$47	$54	$84	$122	$121
Interest-earning deposits	89	154	74	82	122
Total cash and cash equivalents	136	208	158	204	243
Investment securities available-for-sale	1,672	1,294	1,480	1,853	1,918
Investment securities held-to-maturity	--	1,268	1,093	939	771
Loans held-for-sale	1,244	2,576	3,177	4,321	4,743
Loans held-for-investment	4,448	6,352	6,065	7,713	8,134
Loans with government guarantees	1,128	485	365	271	286
Less - allowance for loan losses	(297)	(187)	(142)	(140)	(139)
Total loans held-for-investment and loans with government guarantees, net	5,279	6,650	6,288	7,844	8,281
Mortgage servicing rights	258	296	335	291	239
Net deferred tax asset	442	364	286	136	130
Federal Home Loan Bank stock	155	170	180	303	303
Premises and equipment, net	238	250	275	330	348
Goodwill and intangible assets	--	--	--	21	72
Other assets	416	639	781	670	688
Total assets	**$9,840**	**$13,715**	**$14,053**	**$16,912**	**$17,736**
Liabilities and Stockholders' Equity					
Noninterest bearing deposits	1,209	1,574	2,077	2,049	2,391
Interest bearing deposits	5,860	6,361	6,723	6,885	7,595
Total deposits	7,069	7,935	8,800	8,934	9,986
Short-term Federal Home Loan Bank advances	--	2,116	1,780	4,260	4,153
Long-term Federal Home Loan Bank advances	--	1,425	1,200	1,405	1,280
Federal Home Loan Bank advances (includes both long-term and short-term)	514	--	--	--	--
Other long-term debt	331	247	493	494	494
Representation and warranty reserve	53	40	27	15	13
Other liabilities	500	423	417	405	383
Total liabilities	**$8,467**	**$12,186**	**$12,717**	**$15,513**	**$16,309**
Stockholders' Equity					
Preferred stock	267	267	--	--	--
Common stock	1	1	1	1	1
Additional paid in capital	1,482	1,486	1,503	1,512	1,514
Accumulated other comprehensive loss	8	2	(7)	(16)	(30)
Accumulated deficit	(385)	(227)	(161)	(98)	(58)
Total stockholders' equity	**$1,373**	**$1,529**	**$1,336**	**$1,399**	**$1,427**
Total liabilities and stockholders' equity	**$9,840**	**$13,715**	**$14,053**	**$16,912**	**$17,736**

41

Flagstar Bancorp